FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date February 28, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

UNAUDITED INTERIM

FINANCIAL STATEMENTS

1st Quarter Reports

December 31, 2005

#500, 926-5th Avenue S.W.

Calgary, Alberta

T2P 0N7

CNQ Listing: CDGI

www.cdginvestments.ca

Phone: (403) 233-7898

Fax: (403) 266-2606

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at December 31, 2005 nor the unaudited interim statements of operations and cash flows for the three month periods ended December 31, 2005 and December 31, 2004.

CDG INVESTMENTS INC.
BALANCE SHEETS
(Unaudited - prepared by management)
			December 31,	September 30,
			2005	2005

		ASSETS

CURRENT
Cash and cash equivalents			$4,086,058	$3,704,632
Accounts receivable			-	7,426
Due from related parties Note 4			33,878	43,321
Prepaids and deposits			52,231	54,853
			4,172,167	3,810,232
INVESTMENTS, at fair value Note 2			14,383,848	-
INVESTMENTS, at equity value Note 2			-	3,340,634
INVESTMENTS, at cost Note 2			-	69,030
			$18,556,015	$7,219,896

		LIABILITIES

CURRENT
Accounts payable and accrued liabilities			$393,358	$309,238
Due to related parties Note 4			5,105	3,085
			398,463	312,323

	SHAREHOLDERS' EQUITY

CAPITAL STOCK Note 3
Authorized
Unlimited number of shares without nominal or par value
Issued
40,434,855 common shares (Sept. 30, 2005 - 34,753,172)			43,958,676	43,119,885

CONTRIBUTED SURPLUS Note 3			320,194	476,594

DEFICIT			(26,121,318)	(36,688,906)
			18,157,552	6,907,573
			$18,556,015	$7,219,896

Commitments Note 5

See accompanying notes to the financial statements.

Approved by the Board:

"James Devonshire"	Director		"Gregory Smith"	Director

CDG INVESTMENTS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

For the three months ended December 31,	2005	2004

REVENUE
Gain on disposal of investments	$85,882	$167,193
Change in unrealized appreciation of investments	11,347,176	-
Interest income	22,266	1,047
	11,455,324	168,240

EXPENSES AND OTHER
General and administrative Note 6	167,380	59,354
Debenture interest	-	12,308
Equity in loss of investees	26,800	221,403
	194,180	293,065

	11,261,144	(124,825)
OTHER INCOME
Gain on dilution of equity investments	-	82,298
NET EARNINGS (LOSS)	11,261,144	(42,527)
DEFICIT, beginning of period	(36,688,906)	(40,382,296)
Dividends Note 6	(693,556)	-
DEFICIT, end of period	$(26,121,318)	$(40,424,823)

EARNINGS PER SHARE
Basic	$0.30	$0.00
Diluted Note 7	$0.29	$0.00

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	38,022,652	29,195,929
Diluted Note 7	38,355,152	29,195,929

See accompanying notes to the financial statements.

CDG INVESTMENTS INC.
STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)
For the three months ended December 31,	2005	2004

Increase (decrease) in cash and
cash equivalents:

OPERATING ACTIVITIES
Interest income received	$22,266	$5,005
Debenture interest paid	-	(6,872)
Cash operating expenses	(61,747)	(40,942)
	(39,481)	(42,809)
INVESTING ACTIVITIES
Cash proceeds on sale of investments	142,867	332,355
Purchase of investments	-	(118,440)
	142,867	213,915
FINANCING ACTIVITIES
Options and warrants exercised	682,391	55,000
Cash portion of dividends	(404,351)	-
	278,040	55,000
INCREASE IN CASH AND CASH EQUIVALENTS
	381,426	226,106
CASH AND CASH EQUIVALENTS:
Beginning of period	3,704,632	181,241

End of period	$4,086,058	$407,347

Supplemental information:
Income taxes and interest cash payments

The Company did not expend cash on income taxes during the three months ended  December 31, 2005 and

   December 31, 2005 and December 31, 2004.

Cash interest payments during the three months ended December 31, 2004, which related to debentures, is disclosed above.

Non-cash transactions

During the three months ended December 31, 2005 the Company distributed 5,204,329 of its shares in Manson

   Creek Resources Ltd. and 7,286,300 of its shares in Northern Abitibi Mining Corp. to shareholders by way of a dividend.  The value assigned to this non-cash dividend equated to the carrying value of those shares on the distribution date of $289,205. (Note 6)

During the three months ended December 31, 2004 the debenture holders converted their debentures with a principal amount of $550,000 into 5,499,091 common shares of the Company.

See accompanying notes to the financial statements

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

December 31, 2005

(Unaudited – prepared by management)

1.

Basis of Presentation

These unaudited interim financial statements, which have not been reviewed by the Company’s auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2005 except as discussed below.

Effective November 30, 2005, the Company distributed significantly all of its investments in Northern Abitibi Mining Corp., (Northern Abitibi), and Manson Creek Resources Ltd., (Manson Creek), to Company shareholders by way of a dividend.  Immediately prior to the distribution, the Company had greater than a 20% interest in the voting shares of these companies and exercised significant influence over their operating decisions.  Effective November 30, 2005, the Company ceased to equity-account for these investments.  At September 30, 2005, the Company also had a 16% interest in the common shares of Tyler Resources Inc., (Tyler).  The interest was less than that generally considered indicative of significant influence.  However, as a result of the two companies sharing the same Chief Executive Officer, the Company was able to exercise significant influence over the operating decisions of Tyler.  Effective November 18, 2005, the Chief Executive Officer of the Company resigned as Chief Executive Officer of Tyler Resources Inc.  This severed the link of operational influence and consequently, effective November 18, 2005, the Company ceased to equity-account for this investment.

Concurrent with the Company relinquishing significant influence over Northern Abitibi, Manson Creek and Tyler, it ceased to be involved in the day-to-day management of these investees.  As a result, the Company became eligible to follow the method of accounting for investments by Investment Companies that is described in Accounting Guideline AcG-18.  In accordance with AcG-18, the Company has carried its investments at fair value as at the December 31, 2005 balance sheet date and the unrealized appreciation of these investments has been included in earnings for the three months then ended.

2.

Investments

Investments carried at fair value:

December 31, 2005
Investment	Number of Shares	Cost	Fair Value (Carrying Value)
Tyler Resources Inc.	14,146,952	$ 2,989,957	$ 14,288,422
Golden Band Resources Inc.	193,397	33,935	49,020
Manson Creek Resources Ltd.	386,719	12,780	46,406
		$ 3,036,672	$ 14,383,848

Significantly influenced investments carried at equity value:

September 30, 2005
Investment	Number of Shares	Fair Value	Equity Value (Carrying Value)
Tyler Resources Inc.	14,146,952	$ 19,664,000	$ 3,009,757
Northern Abitibi Mining Corp.	7,995,426	640,000	130,343
Manson Creek Resources Ltd.	5,899,048	855,000	200,534
		$ 21,159,000	$ 3,340,634

Portfolio investment carried at cost:

September 30, 2005
Investment	Number of Shares	Fair Value	Cost (Carrying Value)
Golden Band Resources Inc.	393,397	$ 126,000	$ 69,030

Fair values were calculated using the most recent closing price at or prior to December 31, 2005, or September 30, 2005 as the case may be, as reported by the principal securities exchange on which the issue was traded.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

December 31, 2005

(Unaudited – prepared by management)

3.

Capital Stock and Contributed Surplus

Issued:

	Number of Shares	Capital Stock Amount	Contributed Surplus Amount
Balance, September 30, 2005	34,753,172	$43,119,885	$ 476,594
Capital Stock Cancelled	(67,408)	(83,600)	83,600
Issued upon exercise of warrants	4,999,091	839,891	(240,000)
Issued upon exercise of options	750,000	82,500	_ -
Balance, December 31, 2005	40,434,855	$43,958,676	$320,194

During the three months ended December 31, 2005, the Company cancelled 67,408 common shares for no consideration.  These shares related to a previous reorganization when the Company acquired all of the shares of Waddy Lake Resources Inc. and issued the Company’s shares to the Waddy Lake shareholders as consideration.  Certain Waddy Lake shareholders had not exchanged their Waddy Lake shares for 67,408 of the Company’s shares, therefore these shares were set aside.  Pursuant to the Arrangement Agreement, these shares could be cancelled if the Waddy Lake shares were not exchanged within ten years.  The ten year period expired and the shares were cancelled.

All of the warrants that had been outstanding at September 30, 2005 that related to the fiscal 2005 conversion of debentures, were exercised at $0.12 per share for total cash consideration of $599,891.  The $240,000 value of the warrants that was determined on the debenture conversion date, plus the cash consideration of $599,891 is reflected as an increase to capital stock.

Stock options and warrants:

Warrants

Details of share purchase warrants outstanding at September 30, 2005 and changes in share purchase warrants during the three months ended December 31, 2005 are as follows:

Expiry	Number of Shares	Exercise Price
March 14, 2006	3,000,000	$0.65
December 16, 2006	4,990,000	$0.12
December 21, 2006	9,091	$0.12
Balance outstanding September 30, 2005	7,999,091
Exercised	(4,999,091)	$.12
Additional shares issuable upon exercise of warrants expiring March 14, 2006	330,000	$0.65
Balance December 31, 2005	3,330,000	$0.65

Pursuant to the Warrant Indenture Agreement pertaining to warrants expiring on March 14, 2006, the Company reserved an additional 330,000 common shares for issuance upon the conversion of these warrants.

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

The following stock option transactions occurred during the three months ended December 31, 2005:

	Number of Shares	Average Exercise Price
Balance September 30, 2005	1,475,000	$0.14
Exercised	(750,000)	$0.11
Balance December 31, 2005	725,000	$0.17

The following summarizes options outstanding at December 31, 2005, all of which vested immediately upon granting:

Expiry	Number of Shares	Exercise Price
June 4, 2007	525,000	$0.11
February 27, 2008	200,000	$0.33
	725,000

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

December 31, 2005

(Unaudited – prepared by management)

4.

Related Party Transactions

During the three months ended December 31, 2005 the Company charged $30,000, (2004 - $24,000), to companies related by virtue of certain common officers and directors for their share of common administrative and secretarial costs.  Related party receivables relate primarily to any unpaid portions at the respective period-ends plus goods and services taxes thereon.  During the three months ended December 31, 2005, the Company was billed $3,000, (2004 - $3,000), for its share of base office lease costs and $2,000, (2004 - $3,000), for its share of lease operating and miscellaneous costs by a company related by virtue of certain common officers and directors.  Billings for the consulting services provided by certain officers’ and directors’ controlled companies aggregated $9,000 during the three months ended December 31, 2005, (2004 - $10,000).  The related party payables at the respective period ends related to unpaid consulting charges and directors’ fees.   These related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

5.

Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the Company is committed to pay its share of lease operating costs and base lease expense.  The committed base lease costs for the fiscal years ended September 30 are $8,000 during the remainder of 2006 and $3,000 in 2007, the final year of the lease.  The Company is also committed to pay its share of lease operating costs that vary from year to year, and aggregated approximately $10,000 in fiscal 2005.

6.

Dividends

During the three months ended December 31, 2005, the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi by way of a dividend.  Since the share dividend represented a spin-off or restructuring, it was valued at the carrying value of the Manson Creek and Northern Abitibi investments on November 30, 2005, the distribution date.  In addition to this share dividend valued at $289,205, the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,351.  The cash and share dividends were payable to shareholders of record on November 16, 2005.  Costs aggregating $105,253 that related to the dividend distribution are included in general and administrative expenses in the statement of operations.

7.

Earnings per Share

The following adjustment was made in arriving at diluted earnings per share for the three months ended December 31, 2005, (the calculation was anti-dilutive for the three months ended December 31, 2004):

Three months ended December 31, 2005
Basic weighted average number of common shares	38,022,652
Effect of dilutive securities:
Stock options	332,500
Diluted weighted average number of common shares	38,355,152

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding in-the-money stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.  Warrants exercisable at $0.65 per share and options exercisable at $0.33 per share were excluded from the calculation of diluted earnings per share, during the three months ended December 31, 2005, as the exercise prices were greater than the average price of the Company’s shares during this period.  During the three months ended December 31, 2004, the Company experienced a loss therefore no dilution resulted in that three month period.

8.

Subsequent Event

Subsequent to period end the Company announced its intention to request that shareholders approve, at the Annual and Special Meeting of Shareholders, the reorganization of its business. The reorganization includes the pro rata distribution of its common shares in Tyler Resources Inc. to the shareholders of the Company as well as the possible distribution of cash in excess of that required to be retained for the purpose of paying outstanding liabilities, financing future business opportunities and paying future operational costs.  The Company intends to sell at least 400,000 of its Tyler shares prior to this transaction.  The Company has applied for an advance tax ruling regarding the treatment of the Tyler distribution as a return of capital to the extent that the fair value of the distribution does not exceed the tax paid-up capital of the common shares of the Company.

The Company is proposing this transaction because it believes that it will allow shareholders to realize significant additional value by holding their proportionate interests in Tyler directly, and will facilitate the Company’s pursuit of other business opportunities which may be of more benefit to the shareholders.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

The information included in this document should be read in conjunction with the unaudited financial statements for the three months ended December 31, 2005 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is February 21, 2006.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

The Company’s business consists of holding investments in primarily mineral exploration companies.  At December 31, 2005, it had a significant holding in Tyler Resources Inc., (15.8%), and lesser holdings in Manson Creek Resources Ltd., (1.6%), and Golden Band Resources Inc., (0.3%). Subsequent to year-end the Company sold all of its remaining investment in Golden Band and the Company plans to dispose of its remaining investment in Manson Creek.   On February 8, 2006 the Company announced its intention to request that shareholders approve, at the Annual and Special Meeting of Shareholders, the reorganization of its business.  This reorganization includes the pro rata distribution of its common shares in Tyler Resources Inc. to the shareholders of the Company as well as the possible distribution of cash in excess of that required to be retained for the purpose of paying outstanding liabilities, financing future business opportunities and paying future operational costs.  The Company intends to sell at least 400,000 of its Tyler shares prior to this transaction.  The Company has applied for an advance tax ruling regarding the treatment of the Tyler distribution as a return of capital to the extent that the fair value of the distribution does not exceed the tax paid-up capital of the common shares of the Company.

The Company is proposing this transaction because it believes that it will allow shareholders to realize significant additional value by holding their proportionate interests in Tyler directly, and will facilitate the Company’s pursuit of other business opportunities which may be of more benefit to the shareholders.

2)

Operating Results

The Company had net earnings of $11,261,144 in the three months ended December 31, 2005 while experiencing a loss of $42,527 in the comparative period.  The more significant categories are as follows:

	Three months ended December 31,
	2005	2004
Change in unrealized appreciation of investments	$ 11,347,176	$ -	a
Gain on disposal of investments	85,882	167,193	b
Interest income	22,266	1,047	c
General and administrative expenses	(167,380)	(59,354)	d
Equity in loss of investees	(26,800)	(221,403)	e
Gain on dilution of equity investments	-	82,298	f
Debenture interest	-	(12,308)	g
Net earnings (loss)	$ 11,261,144	$ (42,527)

a.

Change in unrealized appreciation of investments

The current year’s income item resulted from the Company adopting the fair value method of accounting for its investments during the three months ended December 31, 2005.   Prior thereto, the Company did not meet the requirements set out in the Accounting Guideline AcG -18 and hence recorded its investments at cost or equity depending upon whether the Company exercised significant influence over its investee’s operations.  The appreciation is comprised of increments to the fair value of investments as follows:

Tyler Resources Inc.	$ 11,298,465
Golden Band Resources Inc.	15,085
Manson Creek Resources Ltd.	33,626
$ 11,347,176

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

b.

 Gain on Disposal of Investments

The realized gain on disposal of investments for the applicable periods is comprised of the following:

Year ended	December 31, 2005		December 31, 2004
Investment	Number of Shares	Gain	Number of Shares	Gain
Golden Band Resources Inc.	200,000	$ 31,256	789,500	$ 120,176
Manson Creek Resources Ltd.	5,512,329	28,403	-	-
Northern Abitibi Mining Corp.	7,995,426	26,223	-	-
RSX Energy Inc.	-	-	90,000	47,017
Total		$ 85,882		$ 167,193

c.        Interest Income

The large increase in interest income relates to the significantly higher average cash balances during the current period.

d.       General and Administrative expenses

The Company incurred approximately $105,000 of costs relating to the distribution of Manson Creek and Northern Abitibi shares and the cash dividend to shareholders during the current period.  This was the single biggest contributor to the $108,000 increase in general and administrative expenses.

e.         Equity in Loss of Investees

Until the Company relinquished its significant influence over the operating decisions of the following investees, the Company recorded its share of loss of equity investees and reduced the carrying value of the investment in an equal amount.  The equity in loss of investees is comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Year Ended:	December 31, 2005	December 31, 2004
Manson Creek Resources Ltd.	$ (5,300)	$(201,065)	i
Northern Abitibi Mining Corp.	(1,700)	-	ii
Tyler Resources Inc.	(19,800)	(20,338)	iii
Total	$ (26,800)	$(221,403)

i.

Manson Creek wrote-off properties in the prior period, (the Company’s share - $192,000), while there were no such write-offs during 2005.  Effective November 30, 2005, the Company ceased to account for Manson Creek on the equity basis.

ii.

Effective November 30, 2005, the Company ceased to account for its investment in Northern Abitibi  on the equity basis.

iii.

Effective November 18, 2005, the Company ceased to account for its investment in Tyler on the equity basis.

f.       Gain on Dilution of Equity Investments

The gain on dilution of equity investments during the three months ended December 31, 2004 pertained to the Company’s investment in Tyler Resources Inc.  The Company’s interest in Tyler was diluted by 1.4% with the issue by Tyler of an additional 4.9 million shares pursuant to warrant and option exercises during the period.  The Company’s share of additional assets introduced to Tyler exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

g.      Debenture Interest

Debentures were converted into common shares during the period ended December 31, 2004 hence there was no interest expense during the three months ended December 31, 2005.

Although the Company has significant income in the current period, there is no future or current tax provision.  The Company is able to utilize previously unrecognized tax assets pertaining to losses and other tax pools available to the Company.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

3)  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2005	2004	2003
Financial Results
Gain on sale of investments	$ 2,583,434	$ 370,669	$ -
Interest revenue	$ 30,690	$ 7,612	$ 7,690
Net Earnings (Loss)	$ 3,693,390	$ 870,364	$ (804,667)
Basic earnings (loss) per share	$ 0.11	$ 0.03	$(0.03)
Diluted earnings (loss) per share	$ 0.10	$ 0.03	$(0.03)
Financial Position
Working capital	$ 3,497,909	$ 158,699	$ 77,761
Total assets	$ 7,219,896	$ 3,218,828	$ 3,587,293
Share Capital	$ 43,119,885	$ 42,644,074	$ 42,644,074
Equity component of convertible debentures	$ -	$ 72,000	$ 72,000
Contributed Surplus	$ 476,594	$ 172,594	$ 172,594
Deficit	$ (36,688,906)	$ (40,382,296)	$(41,252,660)

4)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Dec31 2005	Sept.30 2005	June 30 2005	Mar.31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004	Mar.31 2004
Interest income (note)	$ 22,266	$ 16,493	$ 6,961	$ 6,189	$ 1,047	$ 797	$ 1,118	$ 2,572
Change in unrealized appreciation of investments	11,347,176	-	-	-	-	-	-	-
Gain on disposal of investments	85,882	1,259,019	28,964	1,128,258	167,193	38,891	-	13,772
Net earnings (loss) before the undernoted	11,261,144	1,021,370	(228,887)	821,921	(124,825)	(130,344)	(771,917)	(279,207)
Gain on dilution of equity investments	-	53,472	1,379,533	488,508	82,298	-	-	459,300
Mineral exploration business items	-	-	200,000	-	-	(1,859)	1,353,525	-
Net Earnings (Loss)	11,261,144	1,074,842	1,350,646	1,310,429	(42,527)	(132,203)	581,608	180,093
Basic Earnings (Loss) per share	$0.30	$0.03	$0.04	$0.04	$ 0.00	$ 0.00	$ 0.02	$ 0.00
Diluted Earnings (Loss) per share	$0.29	$0.03	$0.04	$0.03	$ 0.00	$ 0.00	$ 0.02	$ 0.00

Note:  In interim financial statements for periods previous to the quarter ended June 30, 2005, interest and other income had been aggregated. The “other income” was comprised of cost recoveries that have been reclassified as a reduction of expenses during the current year.  The above table reflects the reclassification of this “other income” for all periods in keeping with the newly adopted presentation.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

4)

Selected Quarterly Information (continued)

The Company was formerly in the business of mineral exploration.  It converted to an Investment Company through a process of liquidating its mineral exploration assets in exchange for shares in mineral exploration companies. This liquidation process occurred over time and was completed by September 30, 2004.  Gains, losses and expenses relating to the mineral assets that were sold are disclosed separately above as “mineral exploration business” to assist in comparisons.

The investment-related income and loss items can vary significantly.  Factors such as the number of investments sold, proceeds received, whether there were investment write-downs, the amount of the Company’s share of losses of equity-accounted companies, (can vary significantly if mineral properties are written down in a period), and dilution gains or losses on investments all can result in dramatic changes in the financial results and balance sheet position reported by the Company over the periods under review above.  Further, during the three months ended December 31, 2005, the Company became eligible to use fair value accounting for its investments.  This resulted in a significant unrealized gain on investments being included in earnings for the period ended December 31, 2005.  Investors should review the management discussion and analysis for the periods above for further details all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2005 was $3,774,000, (September 30, 2005 - $3,498,000).

The sale of investments contributed $143,000 cash to the Company.  The investments sold during the three months ended December 31, 2005 are summarized under 2) Operating Results above.

Cash operating expenses exceeded interest income by $39,000 in the current three month period.

During the three months ended December 31, 2005,  4,999,091 warrants were exercised for cash proceeds of $600,000.  Further, 750,000 stock options were exercised for net proceeds of $82,000.

The Company expended $404,000 on cash dividends paid on November 30, 2005.

The increase in payables from September 30, 2005 to December 31, 2005 is due to significant payables pertaining to costs associated with the dividend/share distribution undertaken on November 30, 2005.

6)

Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the three months ended December 31, 2005:

Administrative

i)  The Company paid or accrued $5,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space, lease operating and miscellaneous costs, (2004 - $6,000).

ii)  The Company paid or accrued $9,000 for consulting fees charged by officers’ and directors’ companies on an hourly or per diem basis for administrative services provided, (2004 - $10,000).

iii) The Company received or accrued from corporations related by virtue of certain common officers and directors $30,000 for allocated office and secretarial expenses, (2004 - $24,000).

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

7)

Contractual Obligations

The Company is party to a sublease agreement for office space whereby it is committed to pay the base lease costs over the term of the lease as well as its share of lease operating costs.  The committed base lease costs for the fiscal years ended September 30 are $8,000 for the remainder of 2006 and $3,000 in 2007 the final year of the lease.  Lease operating costs are expected to aggregate approximately $7,000 for the remainder of fiscal 2006.

8)

Capital Stock and Contributed Surplus

a)    Issued

Refer to note 3 to the financial statements.  There have been no changes to capital stock and contributed surplus from December 31, 2005 to February 21, 2006.

b)

Stock options and warrants

Warrants

No warrants have been issued, exercised or cancelled and none have expired from December 31, 2005 to February 21, 2006.

Options

No options have been granted or exercised and none have expired during the period from December 31, 2005 to February 21, 2006.

5)

Directors and Officers

James Devonshire, Chief Executive Officer and Director

Edward Fry, Director

Gregory Smith, Chief Financial Officer and Director

Kerry Brown, Director

Robert Ingram, Director

Barbara O’Neill, Corporate Secretary

Calvin Fairburn, Director

6)

Management Remuneration

The President, bills the Company through his majority-owned company for hours worked.  His rate and aggregate billings for the three months ended December 31, 2005 are as follows:

Officer and position	Rate	Billing for the three months ended December 31, 2005
Mr. Devonshire, Chief Executive Officer	$105 per hour	$ 9,000

Ms. O’Neill is a salaried employee of the Company.  Her salary for the three months ended December 31, 2005 was $17,700.  The amount of her salary that pertained to work performed on behalf of related companies was billed to those companies.  The total portion of Ms. O’Neill’s salary billed to related companies was $10,000.

Directors are remunerated in cash for attendance at meetings of the board of directors or audit committee, ($500 for each meeting attended in person; $300 for each meeting attended by telephone).  Further they receive stock options in recognition of their service.  No stock options were granted to directors during the three months ended December 31, 2005.  During the three months ended December 31, 2005 Messrs. Fairburn, Smith, Fry, Brown and Ingram each received $1,300 for attendance at meetings.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

11)

New Accounting Policies

Currently adopted

During the three months ended December 31, 2005, the Company became eligible to account for investments at fair value in accordance with Accounting Guideline, AcG-18. See note 1 to the financial statements.

Prospective

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value.  It also describes how to present financial instrument gains and losses. This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 115.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted. Since the Company is currently contemplating a change in business and the disposition of its remaining investments, it is uncertain whether this section will apply to the Company in fiscal 2007.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources.  This pronouncement, will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 130.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.  See above, “financial instruments.”

12)

Critical Accounting Estimates

The Company uses the Black-Scholes Option Pricing Model in estimating the fair value of options granted during the period.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the period.

With the adoption of AcG-18 the Company has commenced to record its investments at fair value.  In accordance with AcG - 18, fair value is defined as, “the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.”  From a practical perspective, the Company has utilized the closing price of the investees’ shares, as reported by the principal securities exchange on which the investee is traded, at or near the period end to calculate fair value.  The ultimate amount realized on the sale of these investments will, in all likelihood, differ from these fair values due to the volatility of the markets and volumes traded.

13)

Outlook

On February 8, 2006 the Company announced its intention to request that shareholders approve, at the Annual and Special Meeting of Shareholders, the reorganization of its business. This reorganization will include the pro rata distribution of its common shares in Tyler Resources Inc. to the shareholders of the Company as well as the possible distribution of cash in excess of that required to be retained for the purpose of paying outstanding liabilities, financing future business opportunities and paying future operational costs.  The Company intends to sell at least 400,000 of its Tyler shares prior to this transaction.  The Company has applied for an advance tax ruling regarding the treatment of the Tyler distribution as a return of capital to the extent that the fair value of the distribution does not exceed the tax paid-up capital of the common shares of the Company.

The Company is proposing this transaction because it believes that it will allow shareholders to realize significant additional value by holding their proportionate interests in Tyler directly, and will facilitate the Company’s pursuit of other business opportunities which may be of more benefit to the shareholders.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

14)

Risk Factors

An investment in the Company’s securities is considered speculative because the grass roots mineral exploration companies in which it invests are medium to long-term investments involving a high degree of risk.  If the Company’s plan to spin-off its significant investment in Tyler Resources Inc. comes to fruition, the Company’s shareholders will bear the risk of having an investment in a corporation in the Mineral Exploration Business.  In this sector, it is not unusual for an investor to have to wait several years before being able to profit from his investment and losses can be incurred fairly rapidly.  Few properties that are explored by these mineral exploration companies ultimately are developed into producing mines.  The long-term success of Tyler will be, in part, directly related to the cost and success of exploration programs.  Substantial expenditures are required to establish ore reserves through drilling.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

There is a risk that the Company will be unable to find a suitable new business after it has disposed of and distributed its remaining investments representing its most significant assets.

15)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

       16)   Disclosure Controls and Procedures

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

17)   Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.